Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: April 21, 2022

FiscalNote Announces Intent to List on

New York Stock Exchange

FiscalNote Will Trade on NYSE Under the Ticker Symbol “NOTE” Upon the Closing of its Proposed Business Combination with

Duddell Street Acquisition Corp., Subject to Approval by NYSE

WASHINGTON, D.C. - Thursday, April 21, 2022 -- FiscalNote Holdings, Inc., (“FiscalNote”), a leading AI-driven enterprise SaaS company that delivers legal and regulatory data and insights, and Duddell Street Acquisition Corp. (“Duddell Street”) (Nasdaq: DSAC), a publicly-traded special purpose acquisition company, today announced their intent to list the Class A common stock of FiscalNote Holdings, Inc. on the New York Stock Exchange (“NYSE”) upon the closing of their proposed business combination transaction, expected in the second quarter of this year.

Upon the closing of the proposed transaction, Duddell Street will de-list from the Nasdaq Capital Market, and the Class A common stock of FiscalNote Holdings Inc. will begin trading on the NYSE under the ticker symbol “NOTE”. The listing will be subject to the NYSE’s final approval of the application by Duddell Street and FiscalNote to list the shares on the NYSE.

“We are excited to announce our intent to list FiscalNote’s stock on the NYSE, and we are honored to join its remarkable roster of globally known brands and industry-leading companies,” said Tim Hwang, CEO & Co-founder, FiscalNote. “We believe our proposed transaction with Duddell Street and listing on the NYSE will lower the company's cost of capital and accelerate our ability to drive innovation, execute strategically attractive and value accretive M&A, and enhance our ability to turn data and insights into action for our customers. This is an historic moment for our company, our people, our customers, and our shareholders and marks the beginning of an exciting journey of continued growth, expansion, and innovation for FiscalNote.”

“We are excited to welcome FiscalNote to the NYSE,” said Lynn Martin, President, NYSE Group. “Given the company’s focus on providing its customers with data and insights to minimize risk and capitalize on opportunity, FiscalNote will feel right at home among our community of innovators and disruptors.”

“The path to public markets is now one step closer as we reach a key milestone with a home on the NYSE,” said Manoj Jain, CEO of Duddell Street, and Co-Chief Investment Officer of Maso Capital. “We look forward to partnering with the NYSE and to further collaborations as we execute the business plan and accelerate growth through the platform.”

Transaction Details

FiscalNote previously announced plans to become a publicly-traded company on November 8, 2021 through a business combination agreement with Duddell. Completion of the proposed business combination is subject to Duddell Street’s registration statement on Form S-4 (the “Registration Statement”) being declared effective by the Securities & Exchange Commission (“SEC”), the approval of the proposed business combination by Duddell Street's shareholders, and other customary closing conditions. The SEC is continuing the regulatory review process in connection with the Registration Statement. Once it is completed, the parties will seek the required shareholder approvals and proceed to close the proposed business combination, with a target closing date in Q2 of this year.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

About Duddell Street

Duddell Street was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Duddell Street is sponsored by Hong Kong-based hedge fund Maso Capital. Since inception, Maso Capital has invested in more than one thousand companies and situations across multiple sectors and geographies. Leveraging its stature and reputation in Hong Kong and its experienced investment team, Maso Capital has had investments in a number of TMT, healthcare, fintech and consumer companies in the region. For more information, please visit DSAC.co.

Contacts:

Media

FiscalNote

Nicholas Graham

press@fiscalnote.com

Investors

ICR, Inc. for FiscalNote

Sean Hannan

IR@fiscalnote.com

Duddell Street
Sam Joshi
IR@masocapital.com

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote, Duddell Street has filed relevant materials with the SEC, including the Registration Statement, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Registration Statement is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.